Exhibit (d)(2)

INTERMEDIATE NO LAPSE GUARANTEE RIDER (INLG)

Any undefined terms used in this rider have the meaning set forth in the policy to which this rider is attached. This policy is referred to as the Base Policy in the rest of this rider. This rider, when paid for, is made a part of the Base Policy, based on the application for the rider.

1.

INLG Benefit Prior to its Expiry Date, this rider guarantees that the Base Policy and any attached riders (see Section 8) will never lapse when the Base Policy’s Cash Surrender Value is insufficient to pay the Monthly Deduction Charges, as defined in the Base Policy. The Expiry Date is the earlier of: (a) the Base Policy’s 20th Policy Anniversary, or (b) the Policy Anniversary on which the Insured is attained age 80. This date is shown on this rider’s data page and will not be adjusted for any period while the rider has been placed on an inactive status, as described in Section 8.

2.	When INLG Benefit Is In Effect If on any Monthly Deduction Day, the Base Policy’s Cash Surrender Value is insufficient to pay the Monthly Deduction Charges, the INLG Benefit will be in effect provided the rider: (a) is still in force; and (b) has not been placed on an inactive status, as described in Section 8.

This rider will be in force if it has not ended pursuant to the terms of Section 12.

When the INLG Benefit is in effect, the Monthly Deduction Charges will be deducted from the Base Policy’s Cash Value less any outstanding policy loans. This amount is referred to as Available Cash Value in this rider. The amount of the Monthly Deduction Charges, which exceeds the Available Cash Value, will be waived, including the INLG Rider Charge.

If this rider ends during a period when the INLG Benefit is in effect, the Base Policy will enter the Late Period on the date the rider ends and will lapse if the required payment under the Base Policy is not made.

3.	INLG Premium Test The INLG Premium Test is satisfied as of a Monthly Deduction Day if (a) – (b+c) + (d) is at least equal to the INLG Required Premium as of that date, where:

(a)	equals the cumulative sum of all premiums paid to date under the Base Policy;

(b)	equals the amount of any partial surrenders and any associated processing fee;

(c)	equals any outstanding policy loan and accrued loan interest; and

(d)	equals one Monthly INLG Premium.

4.	INLG Required Premium The INLG Required Premium on a Monthly Deduction Day is equal to the cumulative sum of all Monthly INLG Premiums from the Policy Date up to that Monthly Deduction Day (except for the period when the rider has been placed on an inactive status, as described in Section 8). The Monthly INLG Premium is shown on this rider’s data page.

Since any Base Policy issued under the Guideline Premium Test must continue to qualify as Life Insurance, as defined under Section 7702 of the Internal Revenue Code, the INLG Required Premium will never exceed the Guideline Premium Limit.

The Monthly INLG Premium can change if: (a) the Face Amount of the Base Policy or any attached rider changes; (b) any riders are added to or removed from the Base Policy; (c) the Insured’s class of risk changes; or (d) a partial surrender is made. If the Monthly INLG Premium changes, the new Monthly INLG Premium will be used to calculate the INLG Required Premium beginning on the Monthly Deduction Day on or after the date of that change.

If the Monthly INLG Premium changes, we will give you a new rider data page which reflects the change.

5.	Failure Of The INLG Premium Test If on a Monthly Deduction Day, the INLG Premium Test is not satisfied, we will send a notice to you requesting a payment equal to the amount necessary to pass the INLG Premium Test as of the next Monthly Deduction Day. If we do not receive this required payment by the next Monthly Deduction Day, this rider will end. However, we will reinstate this rider if you make a payment in an amount necessary to pass the INLG Premium Test as of the Monthly Deduction Day following the date that the rider ended.

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INTERMEDIATE NO LAPSE GUARANTEE RIDER (INLG) (Continued)

6.	INLG Rider Charge There is a charge for this rider, as shown on this rider’s data page. The INLG Rider Charge will be deducted from the Base Policy’s Cash Value on each Monthly Deduction Day.

7.

Effect Of INLG Rider On The Base Policy If the INLG Benefit is in effect prior to the 10th Policy Anniversary, the Base Policy’s 10-Year No Lapse Guarantee will not be in effect and the Base Policy will not enter the Late Period. Any deferred amounts owed under the Base Policy’s 10-Year No Lapse Guarantee will not include any amounts waived by the INLG Benefit.

8.	Effect Of INLG Rider On Other Riders As part of the Monthly Deduction Charges, the INLG Benefit covers the monthly deductions due for any other riders, which may be included in the Base Policy.

However, if Monthly Deduction Charges are being waived under the terms of a Monthly Deduction Waiver (MDW) Rider attached to the Base Policy, this rider is placed on an inactive status, no benefit under this rider is in effect and the INLG Premium Test does not apply. In addition, no charges for this rider will be payable to us during the period of disability.

Once Monthly Deduction Charges (including the INLG Rider Charge) are no longer being waived as described above, this rider will be restored to active status. Beginning on the next Monthly Deduction Day, the INLG Premium Test will be resumed.

9.	Values This rider does not have cash or loan value.

10.	Rider Dates And Amounts When this rider is issued, we show the Expiry Date, the Monthly INLG Premium, and the INLG Rider Charge on this rider’s data page. The rider and the Base Policy have the same Issue Date.

11.	Conformity With Law This rider is subject to all laws that apply. We reserve the right to make changes to this rider to ensure that this rider qualifies as life insurance under federal tax law. You should consult with your personal tax advisor regarding the tax consequences of adding this rider to your Base Policy.

12.	When Rider Ends You may cancel this rider, at any time, by sending a signed notice to us at our Service Office for variable products or any other location that we indicate to you in writing. This rider will end on the Monthly Deduction Day on or next following the date we receive your request.

This rider will also end if:

(a)	The Base Policy ends;

(b)	This rider reached its Expiry Date; or

(c)	You have not made the required payment to pass the INLG Premium Test pursuant to the terms of Section 5.

If this rider ends or is cancelled for any reason it will provide no further benefits to you.

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION

Secretary]	President]

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POLICY NUMBER—#1 [00 000 000]	INSURED—#2 [JOHN DOE]

INTERMEDIATE NO LAPSE GUARANTEE RIDER (INLG) - RIDER DATA PAGE

Expiry Date - # 3[10/18/2033]

Monthly INLG Premium - #4[$117.96]

INLG Rider Charge - $.01 per $1,000 of policy face amount and any applicable rider benefits

RIDER DATA PAGE 2

INLG-2

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